SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X   Form 40-F
                                  ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 January 10, 2005 Press Release Announcing that Futuremedia Will Hold Fiscal 2004 General Meeting in March 2005.

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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company


By:  /s/ Mats Johansson
     -----------------------
     Mats Johansson
     Chief Executive Officer

Date:  January 11, 2005

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

                                    EXHIBIT 1


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

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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



                                    EXHIBIT 2


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


PRESS RELEASE

        FUTUREMEDIA PLC TO HOLD FISCAL 2004 GENERAL MEETING IN MARCH 2005

BRIGHTON, ENGLAND--Jan 10, 2005 -- Futuremedia Plc (NasdaqSC:FMDAY), a leading European e-learning solutions provider, advises that a General Meeting of Futuremedia Plc will be held at 9.00 am on March 17, 2005, at its offices at Nile House, Nile Street, Brighton East Sussex, England.

Holders of ADRs who wish to participate in the General Meeting, either in person or by proxy, should register their ADRs before 21st January 2005 in order to facilitate the distribution of the proxy material. As in prior years, the Annual Report is expected to be available on the Company's website (www.futuremedia.co.uk) from 21st January 2005 or on request from the Company's registered office or from the Bank of New York on or after that date.

The Annual Report will also be filed electronically with the United States Securities and Exchange Commission on Form 6-K and should be available on the SEC's website (www.sec.gov) from 21st January 2005. Reference is also made to the Company's most recent annual report on Form 20-F that was filed electronically with the SEC on September 30, 2004.

About Futuremedia

Futuremedia plc (est. 1983) is the European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market.

Through the fostering of long-term partner relationships with its customers, Futuremedia supplies public and private sector organisations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programmes, an extensive library of published courseware titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs.

The Company uses proven technologies to drive its innovative products: Aktivna, Futuremedia's full suite of Learning Management Solutions, which in its largest application has a capacity for 240,000 users; ELSA, an interactive learning system using leading edge simulation technologies; and the award-winning Learning For All(TM), a fully hosted service which allows employees to have access to learning at home for the whole family at a cost discounted through corporate buying power and Government tax incentives.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Centra Software, Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions.

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

Contact Information:

     CCG Investor Relations:
     15300 Ventura Blvd., Suite 303
     Sherman Oaks, CA 91403
     (818) 789-0100
     Crocker Coulson
     President
     Crocker.coulson@ccgir.com

     Futuremedia plc:
     Brighton, UK
     Mats Johansson
     CEO
     +44-1273-829-700

     Annemieke Blondeel
     IR for Futuremedia
     +44-1308-863-871
     ir@futuremedia.co.uk


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